FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13(a)-16 OR 15(d)-16 OF THE SECURITIES EXCHANGE ACT OF 1934

May 19, 2003

LUCITE INTERNATIONAL
GROUP HOLDINGS LIMITED

(Exact Name of Registrant Guarantor as Specified in its Charter)

England and Wales
(Jurisdiction of incorporation or organisation)

Queens Gate, 15-17 Queens Terrace, Southampton SO14 3BP, United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F [X]     Form 40-F [  ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934

Yes [  ]     No [X]

LUCITE INTERNATIONAL GROUP HOLDINGS LIMITED

UNAUDITED CONSOLIDATED PROFIT AND LOSS ACCOUNTS

			Three months ended

			March 31,	March 31,
			2002	2003
	Notes		£'m	£'m

Turnover		3	139	179
Operating costs before amortisation of goodwill and other intangible assets		4	(131)	(164)
Amortisation of goodwill and other intangible assets		4	(1)	(1)

Total operating costs		4	(132)	(165)
Operating profit	3,	4	7	14
Net interest payable and similar charges		5	(7)	(16)

Loss on ordinary activities before taxation			—	(2)
Taxation on loss on ordinary activities			—	(1)

Loss on ordinary activities after taxation			—	(3)
Equity minority interests			—	(1)

Loss for the financial period			—	(4)

See the accompanying notes to the unaudited consolidated financial statements

LUCITE INTERNATIONAL GROUP HOLDINGS LIMITED

UNAUDITED CONSOLIDATED BALANCE SHEETS

		December 31, 2002	March 31, 2003
	Notes	£'m	£'m

Fixed assets
Intangible assets		89	88
Negative Goodwill		(6)	(6)
Tangible assets		358	356

		441	438
Current assets
Stocks	7	75	78
Debtors		96	128
Cash at bank and in hand		11	22

		182	228

Total assets		623	666

Creditors — amounts falling due within one year		(119)	(146)

Net current assets		63	82

Total assets less current liabilities		504	520

Creditors — amounts falling due after more than one year		(330)	(350)
Provisions for liabilities and charges		(32)	(32)

Net assets		142	138

Shareholder’s equity
Called up equity share capital		175	175
Profit and loss account		(45)	(49)

Total equity shareholder’s funds		130	126
Equity minority interests		12	12

Capital employed		142	138

See the accompanying notes to the unaudited consolidated financial statements

LUCITE INTERNATIONAL GROUP HOLDINGS LIMITED

UNAUDITED CONSOLIDATED STATEMENTS OF
TOTAL RECOGNISED GAINS AND LOSSES

	Three Months Ended

	March 31,	March 31,
	2002	2003
	£'m	£'m

Loss for the financial period	—	(4)
Currency translation differences on foreign currency net investments	2	—

Total recognised gains & losses relating to the period	2	(4)

See the accompanying notes to the unaudited consolidated financial statements

LUCITE INTERNATIONAL GROUP HOLDINGS LIMITED

UNAUDITED CONSOLIDATED CASH FLOW STATEMENTS

	Three Months Ended

	March 31,	March 31,
	2002	2003
	£'m	£'m

Operating profit	7	14
Depreciation of tangible fixed assets	10	10
Amortisation of intangible fixed assets	1	1
Decrease/ (increase) in stocks	4	(1)
Increase in debtors	(15)	(28)
(Decrease) / increase in creditors	(7)	17
Movement on provisions	1	1
Exceptional cash flows	—	(1)

Net cash flow from operating activities	1	13
Interest paid	(2)	(4)

Returns on investments and servicing of finance	(2)	(4)
Taxation paid	—	—
Capital expenditure and financial investment	(5)	(4)
Equity dividends paid to minorities	(3)	—
Issue of debt due within one year	—	1
Issue of debt due after more than one year	2	5

Financing	2	6

(Decrease)/increase in cash	(7)	11

See the accompanying notes to the unaudited consolidated financial statements

LUCITE INTERNATIONAL GROUP HOLDINGS LIMITED

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

1	Business description

Lucite International Group Holdings Limited is a wholly owned subsidiary of Lucite International Limited. Lucite International Limited does not trade and has no investments other than Lucite International Group Holdings Limited. The principal shareholder and ultimate controlling party of Lucite International Limited is Charterhouse Development Capital Limited through funds managed by it. Lucite International Group Holdings Limited is a non-trading holding company for the remainder of the subsidiary companies included in the Lucite International Group. Lucite International Group Holdings Limited and subsidiary companies (together referred to as “Lucite International” or “the Company”) are engaged in the production and distribution of methacrylate monomers, the principal building block of acrylic, and the production and distribution of acrylic based polymers, resins, sheet and composites. These products are manufactured at facilities located in the Americas, Europe and Asia and are sold throughout the world.

2	Basis of preparation

The accounting policies used to prepare these financial statements are consistent with those adopted in the financial statements for the year ended December 31, 2002 as reported on Form 20-F.

The financial statements and notes included within this form 6-K should be read in conjunction with the financial statements and notes thereto included in the Company’s annual report on Form 20-F, where additional footnotes can be found.

In the opinion of management, the accompanying unaudited consolidated financial statements of Lucite International Group Holdings Limited and subsidiaries (the Company) contain all adjustments including usual recurring adjustments necessary to present fairly, in all material respects, the Company’s consolidated financial position as of March 31, 2003 and December 31, 2002 and the consolidated results of operations, net loss and cash flows for the three month periods ended March 31, 2003 and March 31, 2002. These consolidated financial statements should be read in conjunction with the consolidated financial statements and notes thereto included in the Company’s annual report on Form 20-F. The results of operations for the three month period ended March 31, 2003 are not necessarily indicative of the results to be expected for the full year.

LUCITE INTERNATIONAL GROUP HOLDINGS LIMITED

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (continued)

3	Segmental Reporting

	Three Months Ended

	March 31,	March 31,
	2002	2003
	£'m	£'m

Group turnover
Upstream	93	132
Downstream	66	69
Inter-class elimination	(20)	(22)

	139	179

Group operating profit
Upstream	2	9
Downstream	6	6

	8	15
Amortisation of goodwill and other intangible assets	(1)	(1)

Operating profit	7	14

Depreciation
Upstream	7	7
Downstream	3	3

	10	10

LUCITE INTERNATIONAL GROUP HOLDINGS LIMITED

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (continued)

4	Cost of sales, gross profit, distribution and administrative expenses

	Three Months Ended

	March 31,	March 31,
	2002	2003
	£'m	£'m

Turnover	139	179
Cost of sales	(107)	(140)

Gross profit	32	39
Distribution costs	(11)	(12)
Administrative expenses before amortisation and research and development costs	(10)	(10)
Amortisation of goodwill and other intangible fixed assets	(1)	(1)
Research and development costs	(3)	(2)

Total administrative expenses	(14)	(13)

Total operating expenses	(25)	(25)

Operating profit	7	14

5	Net interest payable and similar charges

	Three months ended

	March 31,	March 31,
	2002	2003
	£'m	£'m

Interest payable on senior credit facilities	3	3
Interest payable on senior notes	4	4

Net interest payable	7	7
Foreign exchange loss on external debt	—	9

Net interest payable and similar charges	7	16

LUCITE INTERNATIONAL GROUP HOLDINGS LIMITED

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (continued)

6	EBITDA

EBITDA is presented not as an alternative measure of operating results or cash flows from operations as determined in accordance with generally accepted accounting principles, but because it is an accepted financial indicator of the ability to incur and service debt. EBITDA is not necessarily comparable with similarly titled measures presented by other companies. As a performance measurement, EBITDA closely represents operating profit and can be reconciled to it in the following way:

	Three months ended

	March 31,	March 31,
	2002	2003
	£'m	£'m

Operating profit	7	14
Depreciation and amortisation of goodwill and intangible assets	11	11

EBITDA	18	25

7	Stocks

	Three Months Ended

	March 31,	March 31,
	2002	2003
	£'m	£'m

Raw material and consumables	26	27
Finished goods and goods for re-sale	49	51

	75	78

8	Bank and other borrowings

	December 31,	March 31,
	2002	2003
	£'m	£'m

Senior credit facilities:
Term loan A	69	73
Term loan B	69	72
Term loan C	50	50
Revolving Credit Facility	32	37
Senior notes	130	138
Other loans	—	1
Unamortised issue costs	(7)	(7)

Total Debt	343	364

LUCITE INTERNATIONAL GROUP HOLDINGS LIMITED

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (continued)

9	Other information

On 25 March 2003, the Company received notification that the European Commission would investigate Lucite International Limited and Lucite International UK Limited with regard to possible participation in anti-competitive practices contrary to Article 81 of the Treaty of Rome. Such investigation is a preliminary step and does not imply that the Company has engaged in any unlawful activities relating to anti-competitive practices. There is no strict deadline to complete anti-competitive inquiries and their duration is determined by the complexity of each case, the exercise of the rights of defence and by the Commission’s procedures. Lucite International Limited is co-operating fully with the European Commission on these matters. It is not possible at this stage to estimate what the outcome of this investigation will be.

10	SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN UK AND US ACCOUNTING PRINCIPLES

The financial statements are prepared and presented in accordance with UK GAAP, which differs in certain significant respects from US GAAP. The following is a summary of the effect on net loss and shareholders’ equity of the differences between UK GAAP and US GAAP.

Effect on the loss for the financial period of differences between UK GAAP and US GAAP

	Three months Ended

	March 31,	March 31,
	2002	2003
	£'m	£'m

Loss for the financial period under UK GAAP	—	(4)
Adjustments to conform with US GAAP :
Purchase accounting adjustments :
Depreciation of tangible fixed assets	2	1
Amortisation of goodwill	1	1
Amortisation of other intangibles	(3)	(3)
Capitalisation of interest less amortisation	—	—
Pensions	—	—
Foreign exchange loss on debt	—	(4)
Fair value of derivative financial instruments	—	3
Deferred taxation:
Arising on UK GAAP results	—	—
Arising on other US GAAP adjustments	—	(1)

Net loss under US GAAP	—	(7)

LUCITE INTERNATIONAL GROUP HOLDINGS LIMITED

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (continued)

Effect on consolidated shareholder’s funds of differences between UK GAAP and US GAAP

	December 31, 2002	March 31, 2003
	£’m	£’m

Consolidated shareholder’s funds under UK GAAP	130	126
Adjustments to conform with US GAAP :
Purchase accounting adjustments	(20)	(21)
Exchange translation on goodwill and intangible assets	2	4
Capitalisation of interest less amortisation	7	7
Capitalisation of loan arrangement fees	1	1
Pensions	(3)	(3)
Fair value of derivative financial instruments	—	3
Deferred taxation	28	27

Consolidated shareholder’s funds under US GAAP	145	144

For an explanation of the significant differences between UK GAAP and US GAAP please refer to the annual Form 20-F

Derivative Financial Instruments:

The Company does not engage in derivative trading, market-making or other speculative activities. The Company has entered into agreements to manage certain exposures to fluctuations in the price of natural gas, a major feedstock. It uses cap and collar contracts to provide stability to the Company’s exposure to changes in the price of natural gas. These contracts generally involve the exchange of variable gas costs for costs which lie within a contracted range. Net amounts paid or received are reflected as adjustments to operating costs.

Changes in the fair value of derivative financial instruments are measured at the balance sheet date and recognised in current earnings or other comprehensive income depending on whether the derivative is designated as part of a hedge transaction and, if it is, the type of transaction.

Our natural gas contracts are not designated as qualifying hedge instruments under FAS133 and accordingly changes in the fair value of the contracts are reflected in current earnings. As at 31 March 2003 the Company recognised as asset of £3 million in respect of these contracts.

Goodwill and intangible assets

Intangible asset carrying values and accumulated amortisation in total and by each major class of intangible asset;

	Gross Carrying	Accumulated	Weighted
	value as at March	amortisation as	average
	31, 2003	at March 31,	amortisation
		2003	period
	£m	£m	Years

Amortised intangible assets
Core and patented technology	56	20	10
Trade names	7	1	20
Customer relationships	22	4	20
Non-compete agreements	26	18	5

Total amortised intangible assets	111	43
Goodwill	40	—

Total goodwill and other intangible assets under US GAAP	151	43

LUCITE INTERNATIONAL GROUP HOLDINGS LIMITED

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (continued)

Amortisation expense for the three months ended March 31, 2003 and estimated aggregate amortisation expense for each of the five succeeding years;

£m

Aggregate amortisation expense:
For the three months ended March 31, 2003	3
Estimated aggregate amortisation expense:
For the year ended December 31, 2003	12
For the year ended December 31, 2004	12
For the year ended December 31, 2005	7
For the year ended December 31, 2006	7
For the year ended December 31, 2007	7

There were no changes to the carrying value of goodwill during the three months ended March 31, 2003.

New US Financial Accounting Standards and pronouncements not yet effective.

In April 2003, the FASB issued SFAS No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities. This Statement amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities under FASB Statement No. 133, Accounting for Derivative Instruments and Hedging Activities. This Statement is effective prospectively for contracts entered into or modified after June 30, 2003 and prospectively for hedging relationships designated after June 30, 2003. The Company is currently analysing the impact of this Statement but does not believe that on adoption, it will have a material impact on its results of operations or financial position.

In May 2003, the FASB issued SFAS No. 150, Accounting For Certain Financial Instruments with Characteristics of both Liabilities and Equity. The Statement improves the accounting for certain financial instruments that, under previous guidance, issuers could account for as equity and requires that these instruments be classified as liabilities in statements of financial position. This Statement is effective prospectively for financial instruments entered into or modified after May 31, 2003 and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. This statement shall be implemented by reporting the cumulative effect of a change in an accounting principle for financial instruments created before the issuance date of the Statement and still existing at the beginning of the interim period of adoption. The Company is currently analysing the impact of this Statement.

LUCITE INTERNATIONAL GROUP HOLDINGS LIMITED

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Cautionary Statement Concerning Forward-Looking Statements

The Company is including the following cautionary statement in this Form 6-K to make applicable and take advantage of the safe harbor provisions of Section 21E of the Securities Exchange Act of 1934, as amended, for any forward-looking statements made by, or on behalf of, the Company. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements which are other than statements of historical facts. From time to time, the Company may publish or otherwise make available forward-looking statements of this nature. All such subsequent forward-looking statements, whether written or oral and whether made by or on behalf of the Company, are also expressly qualified by these cautionary statements. Certain statements contained herein are forward-looking statements and accordingly involve risk and uncertainties, which could cause actual results or outcomes to differ materially from those expressed in the forward-looking statements. The forward-looking statements contained herein are based on various assumptions, many of which are based, in turn, upon further assumptions. The Company’s expectations, beliefs and projections are expressed in good faith and are believed by the Company to have a reasonable basis, including without limitation, management’s examination of historical operating trends, data contained in the Company’s records and other data available from third parties. There can though be no assurance that management’s expectations, beliefs or projections will result or be achieved or accomplished.

Critical accounting policies and use of accounting estimates

The financial statements have been prepared in accordance with generally accepted accounting principles applicable in the United Kingdom but require some degree of judgement regarding the estimates and assumptions used to apply them. The application of these assumptions and judgements affects the reported amounts of profit during the year and the assets and liabilities at the balance sheet date. Actual results may differ from the estimates calculated using these assumptions and judgements. Management believes that accounting policies are critical policies where the assumptions and judgements would have a significant impact on the consolidated financial statements. These critical accounting policies are discussed in the annual financial statements as reported on Form 20-F and there have been no changes to them in the three months ended March 31, 2003.

General

Unless the context requires otherwise, the information provided in this Form 6-K and the terms “Lucite International”, “we”, “our” and the “Company” refer to Lucite International Group Holdings Limited and its subsidiaries and predecessor businesses as a combined entity. Lucite International Finance plc is a wholly-owned subsidiary of Lucite International Group Holdings Limited and was formed for the purpose of issuing and selling securities and making the proceeds of those issues available to the Company.

The business is defined into two distinct segments, the upstream business and the downstream business. The principle products of our upstream business are methyl methacrylates, or MMA, and speciality methacrylates, or SpMAs. We also produce a limited range of high-value SpMAs, which impart specific high performance properties to their end products, such as gloss and adhesion. We also sell liquid sodium cyanide mainly in the United Kingdom, which is used to produce detergents and as an ingredient in pharmaceuticals and agrochemicals. Our downstream business uses the MMA we manufacture to produce and sell methacrylate-based polymers, resins, sheet and composites in thousands of variations.

LUCITE INTERNATIONAL GROUP HOLDINGS LIMITED

OPERATING AND FINANCIAL REVIEW AND PROSPECTS (continued)

Results of Operations for the Three Months Ended March 31, 2003 Compared to the Three Months Ended March 31, 2002

Turnover

Total turnover increased £40 million, or 29%, from £139 million for the three months ended March 31, 2002 to £179 million for the three months ended March 31, 2003. This increase primarily reflects improved volumes/mix effects (£28 million or 20%) with improving prices (£28 million or 20%) offset by adverse exchange effects (£16 million or 11%). Total volumes for the three months ended March 31, 2003 were 25% higher compared to the three months ended March 31, 2002 reflecting recovering markets in all regions and in particular stronger upstream demand.

Turnover from upstream operations increased £39 million, or 42%, from £93 million for the three months ended March 31, 2002 to £132 million for the three months ended March 31, 2003. This increase reflects improving monomer prices (£26 million or 28%) combined with higher sales volumes/mix (£23 million or 25%) net of an adverse exchange impact of £10 million or 11% in the three months ended March 31, 2003. This turnover includes £22 million of sales, compared to £20 million for the same period in 2002, to our downstream operations that have not been included in our total turnover due to inter-class eliminations.

Turnover from downstream operations increased £3 million, or 5%, from £66 million for the three months ended March 31, 2002 to £69 million for the three months ended March 31, 2003. Improved prices across all downstream businesses have caused £2 million or 3% of this increase compared to the three months ended March 31, 2002. Downstream volumes for the three months ended March 31, 2003 have increased by 18% compared to the three months ended March 31, 2002, with mix effects this resulted in approximately a £6 million or 9% increase to turnover. Exchange movements have had an adverse impact of approximately £5 million or (7%) on downstream turnover for the three months ended March 31, 2003.

Cost of Sales

Cost of sales was £140 million for the three months ended March 31, 2003 which is an increase of £33 million, or 31%, compared to the three months ended March 31, 2002. The increase arises due to 25% higher volumes sold combined with higher average raw material prices, in particular natural gas and acetone during the three months ended March 31, 2002 compared to the same period last year.

Net Operating Expenses

Net operating expenses for the three months ended March 31, 2003 were comparable with the three months ended March 31, 2002.

Distribution costs were £12 million for the three months ended March 31, 2003, £1 million higher than the previous year. This is mainly because the volume of products sold increased 25% in the three months ended March 31, 2003 compared to March 31, 2002.

Administration costs remained at the same level in the three months ended March 31, 2002 compared to those in the three months ended March 31, 2003.

LUCITE INTERNATIONAL GROUP HOLDINGS LIMITED

OPERATING AND FINANCIAL REVIEW AND PROSPECTS (continued)

Net Interest Payable

Net interest payable increased by £9 million, from £7 million for the three months ended March 31, 2002 to £16 million for the three months ended March 31, 2003. This increase is due to exchange movements on the foreign currency loans that are not offset by the movement in foreign currency net assets (£9 million for the three months ended March 31, 2003 compared to £ nil for the three months ended March 31, 2002). Although the LIBOR rates have reduced for the three months ended March 31, 2003 compared to the same period last year the revolving credit interest was higher and there was continuing additional interest payable regarding the deep discounted bond facility put in place during December 2002.

Taxation on Loss on Ordinary Activities

The tax charge was £1 million for the three months ended March 31, 2003 compared to £ nil million for the three months ended March 31, 2002.

Equity Minority Interests

Equity minority interests were £1 million for the three months ended March 31, 2003 compared to £ nil million for the three months ended March 31, 2002 due to a stronger performance from KMC which has a 40% minority interest.

Liquidity and Capital Resources

The cash generated from operating activities was an inflow of £14 million for the three months ended March 31, 2003 compared to an inflow of £1 million for the three months ended March 31, 2002. Working capital balances resulted in an outflow of £12 million for the three months ended March 31, 2003 compared to an outflow of £18 million for the same period last year. The balance of the increased inflow of cash arises due to the stronger operating result for the three months ended March 31, 2003, £7 million higher than the same period last year.

Interest payments of £4 million were made in the three months ended March 31, 2003 (£2 million in the three months ended March 31, 2002) in line with loan agreements pertaining to the financial structure of the group. This consisted of £3 million of senior debt interest (£1 million for the three months ended March 31, 2002) plus interest on the revolving credit facility, sundry lease and other interest payments. The higher senior debt interest payment arises from a change in the interest payment profile which has occurred as a result of rolling the interest rates over on the US dollar denominated B and C tranches.

Capital Expenditures

In the three months ended March 31, 2003 we made capital expenditures of £4 million as follows:

£ million

Safety, health and environmental	1
Maintaining asset capacity	1
Growth projects	2

Total capital expenditure	4

LUCITE INTERNATIONAL GROUP HOLDINGS LIMITED

OPERATING AND FINANCIAL REVIEW AND PROSPECTS (continued)

Financing

There was a £5 million draw-down on the revolving credit facility during the three months ended March 31, 2003. In addition a borrowing of approximately £1 million was taken out locally in Japan in order to fund the repayment of interest due to the holding company.

The effects of the cash movement on the debt financing of the company are put into context in the following table:

	December 31,				March 31,
	2002	Cash	Exchange	Other	2003
	£'m	£'m	£'m	£'m	£'m

Term loan A	69	—	4	—	73
Term loan B	69	—	3	—	72
Term loan C	50	—	—	—	50

Total Senior debt	188	—	7	—	195
Revolving Credit Facility	32	5	—	—	37
Senior notes	130	—	8	—	138
Other loans	—	1	—	—	1
Finance lease and other short term borrowing	5	—	(1)	—	4
Unamortised issue costs	(7)	—	—	—	(7)

Total Debt	348	6	14	—	368

LUCITE INTERNATIONAL GROUP HOLDINGS LIMITED

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Lucite International Group Holdings Limited
Registrant Guarantor

//SIGNED// IAN LAMBERT

By:	Ian Lambert Director

Dated May 19, 2003